15047352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 67161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navy Federal Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 Electric Avenue
(No. and Street)

Vienna (City) Virginia (State) 22180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caitlin M Mayo 703-206-4464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard (Address) Mclean (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/15
3/9/15

OATH OR AFFIRMATION

I, Patricia Wood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navy Federal Brokerage Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

LORI A. CARTER
NOTARY PUBLIC
REG. #276539
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navy Federal Brokerage Services, LLC
(Sec I.D. No. 8-67161)

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2014

Navy Federal Brokerage Services, LLC
Table of Contents
December 31, 2014

	Page(s)
Facing Page & Oath of Affirmation	1-2
Report of Independent Registered Public Accounting Firm	3
Financial Statements	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member Interest	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplemental Information	
Schedule 1 – Computation of Net Capital under Rule 15c3-1	11
Schedule 2 – Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements for Broker-Dealers Under Rule 15c3-3	12
Other Information	
Exemption Report	13
Report of Independent Auditors on Exemption Report	14
Report of Independent Auditors on Reconciliation Form SIPC-7 of the Securities Investor Protection Corporation	15-16

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Report of Independent Registered Public Accounting Firm

To the Management of Navy Federal Brokerage Services, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member interest and cash flows present fairly, in all material respects, the financial position of Navy Federal Brokerage Services, LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Schedules 1 and 2 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 1800 Tysons Blvd., McLean, Virginia 22102
T: (703) 918 3000, www.pwc.com/us

Navy Federal Brokerage Services, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$5,316,865
Receivables from broker dealer	465,567
Receivables from affiliates	175,544
Accounts receivable	5,806
Prepaid expenses	174,119
Total assets	$6,137,901

Liabilities:

Accounts payable and accrued liabilities to affiliates	$ 884,638
Accounts payable and accrued liabilities - other	47,182
Total liabilities	931,820

Commitments and Contingencies (See Note 3)

Member Interest:

Member Interest	$3,500,000
Retained earnings	1,706,081
Total Member Interest	5,206,081
Total liabilities and member interest	$6,137,901

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Service, LLC
Statement of Income
December 31, 2014

Revenue:	
Securities and brokerage commission	$11,179,331
Insurance and fixed annuity commission	1,946,981
Interest and other income	14,854
Total revenue	13,141,166
Expenses paid to affiliates:	
Compensation, commission and benefits	7,721,703
Office occupancy	949,322
Management fees	531,717
Software licensing	8,059
Total expenses paid to affiliates	9,210,801
Other expenses:	
Professional and consulting services	1,132,067
Licensing, registration, dues and subscriptions	329,857
Marketing and promotional programs	217,347
Travel, meals and seminars	128,913
Office operations	121,243
Clearance fees	14,700
Other expenses	71,596
Total other expenses	2,015,723
Total expenses	11,226,524
Net income	$1,914,642

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
Statement of Changes in Member Interest
For the Year Ended December 31, 2014

	Member Interest	Retained Earnings	Total
Balance, December 31, 2013	$4,500,000	($208,561)	$4,291,439
Distribution of Member Interest	(1,000,000)	-	(1,000,000)
Net Income	-	1,914,642	1,914,642
Balance, December 31, 2014	$3,500,000	$1,706.081	$5,206,081

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$1,914,642
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in Receivables from broker dealer	172,595
Increase in Receivables from affiliates	(49,564)
Increase in Account receivables	(1,746)
Increase in Prepaid expenses	(22,595)
Increase in Accounts payable and accrued liabilities to affiliates	237,970
Increase in Accounts payable and accrued liabilities – other	485
Net cash provided by operating activities	2,251,787
Cash flows from financing activities:	
Distribution of Member Interest	(1,000,000)
Net cash used by financing activities	(1,000,000)
Cash at beginning of the year	4,065,078
Cash at end of the year	$5,316,865

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Navy Federal Brokerage Services, LLC (NFBS or the Company) is a wholly-owned subsidiary of Navy Federal Financial Group, LLC (NFFG), and ultimately a wholly-owned subsidiary of Navy Federal Credit Union (NFCU). NFCU is a federally chartered credit union domiciled in Virginia. NFBS is licensed to do business in the State of Virginia. NFBS is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member firm of the Financial Industry Regulatory Authority (FINRA). The Company has been providing sales and trading services since 2006.

The Company is a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and brokerage services. Services are primarily provided to credit union members. The Company executes exchange listed and over the counter securities transactions on an agency capacity and clears on a fully-disclosed basis through Pershing LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

NFBS prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below.

NFBS evaluated subsequent events through February 25, 2015, the date these financial statements were issued. No material subsequent events were identified.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash includes a money market savings account, which is payable on demand, held at Wells Fargo & Company in the amount of $5,075,528, which exceeded federal deposit insurance limits, and a checking account at NFCU with funds totaling $241,337.

Receivables from broker dealer
Receivables include funds due from CUSO Financial Services (CFS) which represents cash balances and deposits from commissions and interest receivable from Pershing, the Company's clearing broker, less any fees that CFS charges for the services they provide. CFS provides back office support for NFBS through a tri-party agreement. The Company is subject to credit risk should the clearing broker or CFS be unable to repay the balance reflected on the Statement of Financial Condition. However, the Company does not anticipate non-performance by either the clearing broker or CFS. The carrying value approximates the fair value as the balance is short term. The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. All receivables due from the CFS and the clearing broker were received subsequent to year-end.

Revenue and Expenses
Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully-disclosed basis. Customers' security transactions are reported on a settlement date basis, which is not materially different than trade date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Management fees are paid directly to NFFG for sales support, rent, marketing and administrative services. Fees paid to NFFG are recorded as expenses when incurred. Please refer to Note 4 for further discussion.

Income Taxes
NFBS is a wholly-owned limited liability company and is a disregarded entity for federal tax purposes. Consequently the Company records no federal income tax expense.

3. **Contingent Obligations**

In the normal course of business the Company enters into contracts that confirm a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes the risk of loss to be remote. NFBS maintains Error and Omissions insurance as well as a fidelity bond to help mitigate losses.

4. **Related Party Transactions**

The Company contracts with NFFG to provide sales support, rent, marketing and administrative services. The contract is month-to-month with a 30 day right to cancel by either party. Total expenses incurred for the aforementioned services with NFFG totaled approximately $5,532,400 for the year ended December 31, 2014. NFCU provides payroll processing services for NFFG, the cost of which is allocated to NFBS per the management agreement between NFBS and NFFG. Commission earned by employees of NFFG and NFCU supporting NFBS, paid to NFCU was approximately $3,678,400.

Receivables and Payables

Included in the Receivables from affiliates as of December 31, 2014, are amounts due from Navy Federal Asset Management LLC, (NFAM) of approximately $175,500. In accordance with the management agreement with NFAM, services and expenses incurred by NFBS that are shared with NFAM are allocated to NFAM at month-end.

Included in the Accounts payable and accrued liabilities to affiliates as of December 31, 2014, are amounts due to NFFG and NFCU of approximately $185,100 and $17,600 respectively. These amounts represent compensation and benefit reimbursement and other miscellaneous expenses for NFFG employees appointed by NFBS or support the business functions of NFBS.

Included in the Accounts payable and accrued liabilities to affiliates as of December 31, 2014 are accrued salaries and commissions of $682,000.

5. **Regulatory Requirements**

NFBS is an introducing broker/dealer and does not carry or hold securities accounts for customers or perform custodial functions relating to customer securities. As a result, NFBS claims exemption from rule 15c3-3. Exemption under Section (k)(2)(ii) is claimed, as other brokers clear all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to, customers.

As a broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year and 15 to 1 thereafter. At December 31, 2014, the Company had net capital of $4,766,044, which was $4,703,923 in excess of its required net capital of $62,121.

The Company's aggregate indebtedness to net capital ratio was .20 to 1 at December 31, 2014.

Navy Federal Brokerage Services, LLC
Schedule 1 – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Total member interest	$5,206,081
Deduct member interest not allowable for net capital	0
Total member interest qualified for net capital	$5,206,081
Deductions and/or charges	
Total non-allowable assets from Statement of Financial Condition	440,037
Net capital before haircuts on securities positions:	$4,766,044
Securities	0
Other	0
Net Capital	$4,766,044

Computation of basic net capital requirement

Aggregate indebtedness	$ 931,820
Net capital requirements based on the greater of $50,000 or six and two thirds percent of aggregate indebtedness	$ 62,121
Excess net capital	$4,703,923
Ratio of aggregate indebtedness to net capital	.20 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

There is no difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited amended Part IIA FOCUS Report filing as of February 23, 2015.

Navy Federal Brokerage Services, LLC
Schedule 2 – Computation for Determination of Reserve Requirement and Information Related to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company claims exemption under the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii).

Navy Federal Brokerage Services, LLC's
Exemption Report
December 31, 2014

Navy Federal Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii).
(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 except as described below.

The Company noted the following exceptions related to failing to promptly transmit funds in connection with its activities as a broker dealer, in accordance with provisions in paragraph (k)(2)(ii) of Rule 15c3-3:

1) A check received on June 27, 2014 was sent on July 10, 2014 to the counterparty. The delay was attributable to a delay in the processing of the associated paperwork.
2) A check received on August 7, 2014 was sent on August 12, 2014 to the counterparty. The delay was attributable to waiting for a hold on the funds to clear in the client's account prior to deposit at the fund company.
3) Two checks received on August 29, 2014 were sent on September 3, 2014 to the counterparty. The checks were included in an envelope that was made available to the postal carrier on September 2, 2014 but which was inadvertently overlooked by the carrier upon pickup of another envelope.
4) A check received on November 12, 2014 was sent on November 14, 2014 to the counterparty. The delay was attributable to incorrect delivery instructions provided to postal carrier.

Navy Federal Brokerage Services, LLC

I, Caitlin Mayo, affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

By: Caitlin M. Mayo

AVP, Subsidiary Accounting
February 25, 2015

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Report of Independent Registered Public Accounting Firm

To the Management of Navy Federal Brokerage Services, LLC

We have reviewed Navy Federal Brokerage Services, LLC's assertions, included in the accompanying Navy Federal Brokerage Services, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 except as described in its exemption report with respect to the following exceptions related to failing to promptly transmit funds in connection with its activities as a broker dealer, in accordance with provisions in paragraph (k)(2)(ii) of Rule 15c3-3:

1) A check received on June 27, 2014 was sent on July 10, 2014 to the counterparty. The delay was attributable to a delay in the processing of the associated paperwork.
2) A check received on August 7, 2014 was sent on August 12, 2014 to the counterparty. The delay was attributable to waiting for a hold on the funds to clear in the client's account prior to deposit at the fund company.
3) Two checks received on August 29, 2014 were sent on September 3, 2014 to the counterparty. The checks were included in an envelope that was made available to the postal carrier on September 2, 2014 but which was inadvertently overlooked by the carrier upon pickup of another envelope.
4) A check received on November 12, 2014 was sent on November 14, 2014 to the counterparty. The delay was attributable to incorrect delivery instructions provided to postal carrier.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 1800 Tysons Blvd., McLean, Virginia 22102
T: (703) 918 3000, www.pwc.com/us

pwc

Report of Independent Accountants

To the Management of Navy Federal Brokerage Services, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Navy Federal Brokerage Services LLC for the year ended December 31, 2014, which were agreed to Navy Federal Brokerage Services LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Navy Federal Brokerage Services LLC's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2014. Management is responsible for Navy Federal Brokerage Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payment in the amount of $176.02 was compared from detailed general ledger to Bank statement (account number 7005392118) covering the period January 1, 2014 to June 30, 2014, check number 3910 dated July 17, 2014. Payment in the amount of $215.15 was compared from detailed general ledger to Bank statement (account number 7005392118) covering the period January 1, 2014 to December 31, 2014, check number 4075 dated 1/7/2015. Bank statements and detailed GL was obtained from Phillip Lui, Subsidiary Accounting Manager. No differences were noted.

2. Compared the Total Revenue amount reported on page 5, line 4 of the audited Form X-17A-5 for the year ended December 31, 2014 with the Total revenue amount of $13,141,166 reported on page 2, item 2a of Form SIPC-7T for the year ended December 31, 2014. Detailed general ledger was obtained from Phillip Lui, Subsidiary Accounting Manager. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 1, revenues, of $12,969,843 to the detailed general ledger provided by Phillip Lui, Subsidiary Accounting Manager. No differences were noted.

    b. Compared deductions on line 8, revenues not related either directly or indirectly to the securities business, of $14,854 to the detailed general ledger provided by Phillip Lui, Subsidiary Accounting Manager. No differences were noted.

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $156,469 and $391.17, respectively of the Form SIPC-7T. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and to those charged with governance of Navy Federal Brokerage Services, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2015